Exhibit 21.1

List of Subsidiaries	Jurisdiction of Incorporation
1. Commonwealth Alternative Care, Inc.	Massachusetts
2. Standard Farms LLC	Pennsylvania
3. Standard Farms Ohio, LLC	Ohio
4. Jupiter Research, LLC	Arizona
5. Baker Technologies Inc.	Delaware
6. Sea Hunter Therapeutics, LLC	Delaware
7. JJ Blocker Co.	Delaware
8. Jimmy Jang L.P.	Delaware
9. SFNY Holdings, Inc.	Delaware
10. Standard Farms New York LLC	Delaware
11. White Haven RE, LLC[1]	Pennsylvania
12. Jimmy Jang Holdings Inc.	British Columbia
13. CGSF Group, LLC	Delaware

[1]	As of February 15, 2023, White Haven RE, LLC is no longer a subsidiary of the Company.